April 9, 2019

Aisha Reynolds
General Counsel & Corporate Secretary
CrossFirst Bankshares, Inc.
11440 Tomahawk Creek Parkway
Leawood, Kansas 66211

       Re: CrossFirst Bankshares, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted March 25, 2019
           CIK No. 0001458412

Dear Ms. Reynolds:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted March 25, 2109

Prospectus Summary
Competitive Strengths
Sophisticated Suite of Banking Services to Facilitate Full-Service Commercial Relationships, page 7

1. Please revise the pie chart depicting Deposits as of December 31, 2018 here and on page
       94 under the title Business   Deposit Composition to reflect Time
Deposits greater than or
       equal to $100,000 to be 14.2% and Time Deposits less than $100,000 to be 17.3%
       consistent with the disclosure appearing on page 75 under the title MD&A Discussion
       and Analysis of Financial Condition   Deposits.
 Aisha Reynolds
FirstName Bankshares, Inc. Reynolds
CrossFirst LastNameAisha
Comapany NameCrossFirst Bankshares, Inc.
April 9, 2019
April 2 2019 Page 2
Page 9,
FirstName LastName
The Offering
Listing , page 12

2. We note your disclosure here and on page 51 under the title Dilution that all information in the prospectus excludes shares of common stock issuable upon the exercise or settlement of equity awards, warrants, future awards under the 2018 Omnibus Equity
         Incentive Plan and common stock issuable under the Employee Stock Purchase Plan at
         March 7, 2019. Please provide a reconciliation of the amount of common stock issuable at
         12/31/18 as disclosed in the financial statements to March 7, 2019. Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion and Analysis of Financial Condition
Investment Portfolio, page 63

3. We note the table which presents the fair value of investment portfolio securities by their stated maturities, as well as the average yields for each maturity range at December 31,
         2018 and December 31, 2017. While you disclose that certain securities, primarily mortgage-backed securities, do not have a single maturity date and are shown separately, these securities are presented by maturity ranges. Please revise the table to be consistent with the disclosure presented in Note 2: Securities on page F-18. Deposits, page 75

4. We note the table of average deposit balances and weighted average rates for the years ended December 31, 2018, 2017 and 2016. Please revise the average balance amounts of
         NOW and savings and Money market deposits for the year ended December 31, 2018 to be consistent with the amounts presented in the average balance sheet appearing on page
         56 under the title Management's Discussion And Analysis Of Financial Condition And
         Results Of Operations   Discussion and Results of Operations   Year
Ended December
         31, 2018 vs. Year Ended December 31, 2017   Net Interest Income and
Net Interest
         Margin.
Capital Requirements , page 80

5. We note the table of capital requirements applicable to the company and the bank. Please revise the amounts of Regulatory capital ratio requirements for the company for the year ended December 31, 2017 to be consistent with the related amounts appearing in Note 12:
         Regulatory Matters on page F-36.
 Aisha Reynolds
CrossFirst Bankshares, Inc.
April 9, 2019
Page 3

       You may contact Christina Harley at 202-551-3695 or John Nolan at 202-551-3492 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameAisha Reynolds                          Sincerely,
Comapany NameCrossFirst Bankshares, Inc.
                                                          Division of
Corporation Finance
April 9, 2019 Page 3                                      Office of Financial
Services
FirstName LastName